SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 15)*

NAME OF ISSUER:  ACORN HOLDING CORP.
                 (Formerly Acorn Venture Capital Corporation)

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  004853107000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    November 21, 1997


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: ---. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   004853107000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   1,300,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  1,300,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   1,300,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   23.47%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER

     This Amendment No. 15 relates to the Schedule 13D filed on October 19, 1995 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.01 per share ("Shares") of Acorn Holding Corp. (formerly Acorn Venture Capital Corporation), a corporation organized under the laws of the State of Delaware ("Acorn"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the date of the last filing,  Asset Value has acquired an  additional
75,000 Shares at  an  aggregate  purchase   price of  $121,453.13 including  any
brokerage commissions. Asset Value purchased the Shares with its cash reserves.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on December 17, 1997, Asset Value beneficially owned 1,300,000 Shares, representing 23.47% of the 5,538,906 Shares reported as outstanding in the Acorn's Form 10-QSB for the period ended September 30, 1997.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares effected by Asset Value in the sixty days preceding the date of this Statement and not previously reported, the dates of such transactions, and the per Share purchase price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended to update the information provided as follows:

         Exhibit C -  Transactions in Shares effected in the past 60 days and not previously reported.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 1997


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary

                                   EXHIBIT C


              TRANSACTIONS IN SHARES EFFECTED IN THE PAST 60 DAYS




                                      NUMBER OF                PRICE
  DATE                             SHARES PURCHASED          PER SHARE*
--------                           ----------------          ----------
10/30/97                             6,000                   $1.50
10/31/97                             5,500                    1.50
11/21/97                             6,500                    1.625
12/10/97                             1,000                    1.625
12/15/97                             6,600                    1.50
12/15/97                             2,600                    1.625
12/17/97                             3,000                    1.50
12/17/97                               400                    1.5625



*Exclusive of brokerage commissions.

